SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in compliance with the provisions of the Resolution of the Comissão de Valores Mobiliários (“CVM”) n° 44, of August 23, 2021, and in addition to the Relevant Fact of February 3, 2022, that was approved, on this date, by the Extraordinary General Meeting of Eletronorte, the capital increase of the subsidiary Centrais Elétricas do Norte do Brasil S/A (“Eletronorte”) by R$ 1,930,114,649.99 (one billion, nine hundred and thirty million, one hundred and fourteen thousand, six hundred and forty and nine reais and ninety-nine cents), through the issuance of 13,951,250 (thirteen million, nine hundred and fifty-one thousand, two hundred and fifty) new registered common shares, without par value, at the price of R$ 138.35 (one hundred and thirty-eight reais and thirty-five cents) per share, based on the equity value of the share ("VPA"), on September 30, 2021, to be subscribed and paid in by Eletrobras with the common shares it holds in Norte Energia S.A. (“NESA”), equivalent to 15% of the capital stock.

Eletronorte's Capital Stock, after this capitalization, will go from R$ 11,576,262,793.45 (eleven billion, five hundred and seventy-six million, two hundred and sixty-two thousand, seven hundred and ninety-three reais and forty-five cents) to R$ 13,506,377,443.44 (thirteen billion, five hundred and six million, three hundred and seventy-seven thousand, four hundred and forty-three reais and forty-four cents) and the number of shares, from 154,093,501 (one hundred and fifty-four million, ninety-three thousand, five hundred and one) to 168,044,751 (one hundred and sixty-eight million, forty-four thousand, seven hundred and fifty-one) registered common shares, with no par value.

The completion of the operation is conditional on obtaining consents from NESA's financing and onlending banks.

With the aforementioned transaction, Eletrobras will no longer hold a direct interest in NESA of 15.00%. However, it will continue to hold an indirect interest of 49.98%, through the subsidiaries Eletronorte (34.98%) and Chesf (15.00%).

The capitalization operation is in line with the strategic objective of rationalizing holdings as provided for in the PDNG 2022-2026.

The Company will keep the market informed about the matter dealt with in this Relevant Fact.

Rio de Janeiro, May 3, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.